[ING FUNDS LOGO]

February 26, 2013

VIA EDGAR

Mr. Edward Bartz, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ING Mutual Funds
(File Nos. 033-56094; 811-07428)
ING Mayflower Trust
(File Nos. 033-67852; 811-07978)

Dear Mr. Bartz:

This letter responds to comments provided by the SEC Staff (“Staff”) to Jay Stamper on January 29, 2013, for Post-Effective Amendment No. 170 to the Registration Statement on Form N-1A for ING Mutual Funds (“Registrant”) and Post-Effective Amendment No. 82 to the Registration Statement on Form N-1A for ING Mayflower Trust (“Registrant”) (collectively “Registrants”) filed on December 21, 2012. Our summary of the comments made to the Prospectuses and Statements of Additional Information and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

GENERAL COMMENTS

1.	Comment:

The Staff requested that the Registrants amend the table entitled “Shareholder Fees — Maximum deferred sales charge as a % of purchase or sales price, whichever is less” for Class A shares to include the actual contingent deferred sales charge that may be paid under certain circumstances rather than adding the disclosure as a footnote.

	Response:	The Registrants believe that revising the current fee table presentation as suggested would make the table confusing to an investor due to the formatting of the table.

2.	Comment:	The Staff requested confirmation that all contracts and waiver agreements reflected in Footnotes to the “Annual Fund Operating Expenses” Tables will be made a part of the filing.

	Response:	The Registrants confirm that all contracts and waiver agreements will be filed as part of the Registration Statements.

3.	Comment:	The Staff requested further disclosure to the “Tax Information” paragraph clarifying that tax deferred distributions may be subject to tax at a later date.

	Response:	The Registrants appreciate the comment but the language is not required by Form N-1A. However, the Registrants will consider revising this language in future filings.

Rule 35d-1

4.	Comment:

With regards to derivatives disclosure in the section entitled “Principal Investment Strategies” for all Funds subject to the 80% test under Rule 35d-1, the Staff requested that the Registrant explain that if a Fund uses derivatives to comply with the 80% name test under Rule 35d-1, the Registrant confirm how the derivatives will be valued (notional or market, etc.)

	Response:	The Registrant confirms that none of the Funds that are subject to an 80% test under Rule 35d-1 are currently using derivatives to meet the 80% test.

5.	Comment:

With respect to the use of “Global” in the name of ING Global Bond Fund, ING Global Equity Dividend Fund, ING Global Natural Resources Fund, ING Global Opportunities Fund, and ING Global Real Estate Fund, the Staff requested additional disclosure as to a percentage or policy as to the amount of the Funds’ assets that will be invested outside the United States.

Response:

The Registrants believe the disclosure indicating that each of the Funds will invest in a “number of different countries” is consistent with the guidance provided by the U.S. Securities and Exchange Commission in footnote 42 of the Investment Company Act release number 24828.

ING Emerging Markets Equity Dividend Fund

6.	Comment:	The Staff requested that the Registrant provide a market capitalization as to its common stocks in the section entitled “Principal Investment Strategies” of the Fund.

Response:

The Registrant appreciates the Staff’s comment but the Fund has no limitation with respect to the market capitalization of the common stocks in which the Fund invests and therefore it has not included disclosure regarding any range.

7.	Comment:	The Staff requested that the Registrant provide the credit quality and maturity for the convertible securities (bonds) in the section entitled “Principal Investment Strategies” of the Fund.

Response:

The Registrant appreciates the Staff’s comment but the Fund has no policy with respect to the credit quality or maturity policy with respect to the convertible securities (bonds) in which the Fund invests and therefore it has not included disclosure regarding any policy.

8.	Comment:

The Staff requested that in reference to the first paragraph, items (i) and (iv) of the section entitled “Principal Investment Strategies,” the Registrant explain how these items tie an issuer to the risks of an emerging market country.

Response:

The Registrant believes the criteria referenced above and contained in the Fund’s principal investment strategies, which defines a certain country or geographic region’s companies is consistent with the SEC’s proposed Section 35d-1(a)(3) regarding “Names Indicating an Emphasis on Certain Countries or Geographic Regions” outlined in footnote 24 of the Investment Company Act release number 24828. While the proposed rule was not adopted, the SEC acknowledged that specific criteria enumerated in proposed Section 35d-1(a)(3) could be too restrictive because there could be additional criteria that would expose an investment company to the economic fortunes and risks of the geographic region indicated by the fund’s name. However, the Registrant believes the factors contained in the Fund’ Principal Investment Strategies adequately identifies criteria that would expose the Fund to the economic risk of the named country or region.

9.	Comment:

The Staff requested that with respect to the first sentence of the sixth paragraph of the section entitled “Principal Investment Strategies” which states “The Sub-Adviser will seek to construct a portfolio with a weighted average gross dividend yield that exceeds the dividend yield of the MSCI® Emerging Markets Index,” that the Registrant add disclosure as to what was the recent dividend yield as of quarter end or year end of 2012.

	Response:	The Registrant appreciates the Staff’s comment but does not believe this disclosure is necessary.

10.	Comment:

The Staff requested that the Registrant explain the absence of a line item for “Acquired Fund Fees and Expenses” in the Annual Fund Operating Expenses table as required by Item 3(3)(f)(i) of Form N-1A for the Fund when reference is made to investment in Other Investment Companies in the Fund’s Principal Investment Strategies and Principal Risks.

Response:

Although the Fund may not currently be investing in Other Investment Companies, and therefore there are no Acquired Fund Fees and Expenses, it may invest in Other Investment Companies in the future. Therefore the language in the Principal Investment Strategies and the corresponding risk are appropriate. For any subsequent updates to the Fund’s Prospectus, if the Fund’s investments in Other Investment Companies exceed 0.01%, the Registrant will include the line item “Acquired Fund Fees and Expenses” in accordance with Instruction (3)(f)(i) to Item 3 of Form N-1A.

ING Emerging Markets Equity Fund

11.	Comment:

The Staff requested that in reference to the second paragraph, items (i) and (ii) of the section entitled “Principal Investment Strategies,” the Registrant explain how these items tie an issuer to the risks of an emerging market country.

Response:

The Registrant believes the criteria referenced above and contained in the Fund’s principal investment strategies, which defines a certain country or geographic region’s companies is consistent with the SEC’s proposed Section 35d-1(a)(3) regarding “Names Indicating an Emphasis on Certain Countries or Geographic Regions” outlined in footnote 24 of the Investment Company Act release number 24828. While the proposed rule was not adopted, the SEC acknowledged that specific criteria enumerated in proposed Section 35d-1(a)(3) could be too restrictive because there could be additional criteria that would expose an investment company to the economic fortunes and risks of the geographic region indicated by the fund’s name. However, the Registrant believes the factors contained in the Fund’ Principal Investment Strategies adequately identifies criteria that would expose the Fund to the economic risk of the named country or region.

12.	Comment:

The Staff requested that the Registrant include a market capitalization policy on the equities and a maturity policy on the bonds that are referenced in the third paragraph in the section entitled “Principal Investment Strategies” of the Fund.

Response:

The Registrant appreciates the Staff’s comment but the Fund has no limitation with respect to the market capitalization of the equities in which the Fund invests or a maturity policy on the bonds in which the Fund invests and therefore it has not included disclosure regarding any such policy or range.

13.	Comment:

The Staff requested that the Registrant disclose the risks of growth-oriented and value-oriented style investments in the sub-section entitled “Delaware Management Company” located under the section entitled “Principal Investment Strategies” of the Fund.

Response:

The Registrant appreciates the Staff’s comment but reference is made to value-oriented and growth-oriented investments in the risk entitled “Market” risk and additional disclosure on these investment styles is included in the statutory section of the prospectus.

ING Global Bond Fund

14.	Comment:

The Staff requested that the Registrant include the parenthetical (“junk bonds”) to the second sentence of the fourth paragraph of the section entitled “Principal Investment Strategies” to read in part “…high-yield debt securities rated below investment grade (“junk bonds”).”

	Response:	The Registrant will revise the disclosure as requested.

15.	Comment:

The Staff requested that the Registrant delete the part of the second sentence of the fourth paragraph of the section entitled “Principal Investment Strategies” which reads in part “…the Fund will seek to maintain a minimum weighted average portfolio quality rating of at least investment grade,” as this reference does not provide a clear number as it is a flawed number and linear. In addition, FINRA has prohibited the use of this information.

Response:

The Registrant believes the disclosure concerning the Fund’s intent to seek to maintain a minimum weighted average portfolio quality rating of at least investment grade is important information for shareholders.  To clarify this concept and help ensure that investors understand the methodology used by the Fund to calculate its weighted average quality rating, the Registrant has added disclosure explaining the methodology used to determine the portfolio’s weighted average quality rating.  In addition, the Registrant has added disclosure to make clear that the portfolio’s weighted average quality rating does not mean that all securities held by the Fund will be rated in that category or higher.  The Registrant has also added disclosure to note that the Fund’s investments may still span from the lowest category in which the Fund is permitted to invest to securities rated in the highest category.

16.	Comment:

The Staff has requested that the Registrant change the example of five years to nine years in the last two sentences of the fourth paragraph of the section entitled “Principal Investment Strategies” of the Fund.

Response:

The Registrant appreciates the Staff’s comment but believes the example is more instructive when showing a time frame within the stated duration range rather than the highest end of the range and therefore the Registrant believes the current disclosure is appropriate.

ING Global Equity Dividend Fund

17.	Comment:

The Staff requested that the Registrant provide further disclosure as to the maturity and credit quality of the convertible securities (bonds) within the first paragraph of the section entitled “Principal Investment Strategies” of the fund.

Response:

The Registrant appreciates the Staff’s comment but the Fund has no policy with respect to the credit quality or maturity policy with respect to the convertible securities (bonds) in which the Fund invests and therefore it has not included disclosure regarding any policy.

ING Global Natural Recourses Fund

18.	Comment:	The Staff requested that the Registrant provide a specific risk as to the Natural Recourses Industries located in the section entitled “Principal Risks” of the fund.

Response:

The Registrant appreciates the Staff’s comment but notes that “Commodities” risk is currently included in the “Principal Risks” section and there is additional with respect to “Commodities” and “Natural Resources” is included in the statutory section of the Prospectus.

ING International Value Fund

19.	Comment:	The Staff requested that the Registrant provide market capitalization as to its equity securities in the section entitled “Principal Investment Strategies” of the Fund.

Response:

The Registrant appreciates the Staff’s comment but the Fund has no limitation with respect to the market capitalization of the equities in which the Fund invests and therefore further disclosure is not needed.

ING International Real Estate Fund

20.	Comment:

The Staff requested that the Registrant include a brief definition of what is “high total return” by adding a brief parenthetical such as “…(i.e. income and capital appreciation)” to the section entitled “Investment Objective.”

Response:

The Registrant appreciates the Staff’s comment but “total return” is an objective that is common in the industry and is a term that is generally understood and therefore further disclosure is not needed.

ING International Small Cap Fund

21.	Comment:

The Staff requested that the Registrant revise the “market capitalization, at the time of purchase, of up to $5 billion to $3 billion” located in the section entitled “Principal Investment Strategies” because the Staff considers $5 billion too large for a small cap fund.

Response:

The Registrant appreciates the Staff’s comment but the Registrant believes it is reasonable for investment advisers to have different definitions of small companies. Further, guidance from the Staff to Rule 35d-1 under the Investment Company Act of 1940, dated February 25, 1994, provides in part that in developing definitions for terms such as “Small,” “Medium,” and “Large” capitalization companies:

“The Staff believes that registrants, in developing such a definition should consider all pertinent references including, for example, industry indices, classifications used by mutual fund rating organizations and definitions used in financial publications.”

Based upon the above-referenced Staff guidance, the Registrant believes that the disclosure regarding the Fund’s market capitalization is appropriate.

ING International Value Choice Fund and ING International Value Equity Fund

22.	Comment:

The Staff requested that the Registrant remove the third paragraph of the section entitled “Portfolio Turnover % of average value of portfolio” as it is not permitted or required by the form. The Staff indicated this information can be contained within the Statutory Prospectus.

Response:

The Registrant appreciates the Staff’s comment but given the potentially significant amount of portfolio turnover that could stem from the strategy changes to these two funds, the Registrant believes it is important that shareholders understand the full ramifications of these changes.

23.	Comment:	The Staff requested that the Registrant remove the first paragraph of the section entitled “Portfolio Management” as it is not permitted or required by Form N-1A.

	Response:	The Registrant appreciates the Staff’s comment but believes it is important that shareholders understand these changes.

ING Russia Fund

24.	Comment:	The Staff requested the Registrant explain how the third paragraph under the section entitled “Principal Investment Strategies” ties the issuer to the futures and risks of Russia.

Response:

The Registrant believes the criteria referenced above and contained in the Fund’s principal investment strategies, which defines a certain country or geographic region’s companies is consistent with the SEC’s proposed Section 35d-1(a)(3) regarding “Names Indicating an Emphasis on Certain Countries or Geographic Regions” outlined in footnote 24 of the Investment Company Act release number 24828. While the proposed rule was not adopted, the SEC acknowledged that specific criteria enumerated in proposed Section 35d-1(a)(3) could be too restrictive because there could be additional criteria that would expose an investment company to the economic fortunes and risks of the geographic region indicated by the fund’s name. However, the Registrant believes the factors contained in the Fund’ Principal Investment Strategies adequately identifies criteria that would expose the Fund to the economic risk of the named country or region.

STATEMENT OF ADDITIONAL INFORMATION - GENERAL COMMENTS

25.	Comment:

The Staff requested that the Registrant disclose the full notional amount will be segregated in regards to the sub-section entitled “Credit Default Swaps” under the section entitled “Swap Agreements and Options on Swap Agreements.”

	Response:	The Registrant has revised the disclosure as requested.

26.	Comment:

The Staff requested that the Registrant revise the table under the section entitled “Management of the Trusts” to only include the past 5 years pertaining to the column “Other Board Positions Held by Trustee.”

	Response:	The Registrant confirms that the other directorships listed for the Funds’ Trustees are either the current directorships or those from only the past 5 years.

Global Equity Dividend Fund

27.	Comment:

The Staff requested that the Registrant explain why the Fund considers “gas, gas transmission, electric and gas, electric and telephone” to be separate industries as disclosed in the Fund’s Fundamental Investment Restriction No. 8. The Staff considers these to be related industries.

	Response:	The Registrant believes the listing of industries is reasonable in accordance with previous SEC guidance.

Global Natural Recourses Fund

28.	Comment:

The Staff requested that the Registrant change the Fund’s Fundamental Investment Restriction No. 3 to the “affirmative” by stating that the Fund may invest more than 25% in natural resources industries rather than the current language which seems to state that the Fund may not invest more than 25% in the securities of issuers in any one industry except for the natural resources industries.

	Response:	The Registrant appreciates the Staff’s comment but believes the current disclosure is clear.

Global Real Estate Fund

29.	Comment:

The Staff requested that the Registrant revise Fundamental Investment Restriction No. 8 to state clearly that the Fund may more than 25% in the securities of one or more issuers in the real estate industry as opposed to simply stating that the Fund may concentrate its investments as described in the Fund’s Prospectus.

Response:

The Registrant appreciates the Staff’s comment but believes the current disclosure is appropriate and the Fund’s prospectus adequately described that the Fund will concentrate its investments in the real estate industry.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
ING Investment Management — ING Funds

Attachment

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Jeffrey S. Puretz, Esq.
Dechert LLP

ATTACHMENT A

[ING FUNDS LOGO]

February 26, 2013

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             ING Mutual Funds
(File Nos. 033-56094; 811-07428)
ING Mayflower Trust
(File Nos. 033-67852; 811-07978)

Dear Mr. Thompson:

ING Mutual Funds and ING Mayflower Trust (each a “Registrant” and collectively “Registrants”) are responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrants recognize that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrants will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
ING Investment Management — ING Funds

Attachments
cc:	Jeffrey S. Puretz, Esq.
Dechert LLP